Filing pursuant to Rule 425 under the

 Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

 Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

 Commission File No.: 001-09397

The following announcement was made available to employees of Baker Hughes Incorporated:

Executive Announcement
To:	All Baker Hughes employees
From:	Martin Craighead, Chairman and CEO
Date:	March 29, 2017

Yesterday, I spoke to energy investors as part of Scotia Howard Weil’s Annual Energy Conference in New Orleans, and I wanted to share with you a few highlights from my talk. As you will see, I believe the proposed combination with GE Oil & Gas will allow us to offer our customers exponential gains in productivity and efficiency once the transaction closes. (You can view my full remarks and slides here.)

As I explained to institutional investors and energy company leaders, we are in an era of extreme volatility. While optimism abounded over oil prices in the mid-$50s during the past few months, renewed concerns about excess supply have pushed WTI prices down into the high $40s, with little clarity about the outlook.

In this environment, it is harder for operators to plan strategically and deliver the long-term, sustainable returns that energy investors are looking for. This new reality points to the need for a revolutionary change in the economics of the current business models.

More than ever, operators need to find a new kind of partner who can improve unit costs specifically, and improve efficiencies more broadly.

At Baker Hughes, we have been charting a course to become that strategic partner, but through our pending combination with GE Oil & Gas, we have the opportunity to achieve that objective even faster.

Baker Hughes, a GE Company, will have the ability to unite the physical and digital worlds; offer an innovation engine that is second to none; put cross-industry knowledge to work across the value chain; and be driven by two outstanding teams of people. I am confident the new company will be able to deliver the radical efficiencies customers are calling for.

We continue to be on track to close the transaction in mid-2017. Yesterday, we filed what’s called a Form S-4 with the U.S. Securities and Exchange Commission. Also known as the combined proxy statement/prospectus, it provides Baker Hughes shareholders who must approve the transaction with material information related to the proposed combination, including how the deal came about, the financials for GE Oil & Gas (separated from the larger GE organization), financial projections for the combined company, and other key facts.

The new company will be governed by an 11-member board of directors, with six designated by GE, and five designated by Baker Hughes. The new board will be led by Jeffrey Immelt, chairman of the board of directors and chief executive officer of GE. As announced previously, I will serve as vice chairman. Lorenzo Simonelli, current president and CEO of GE Oil & Gas, will lead the new company and also serve as a director on the board. Other directors include:

•	Gregory D. Brenneman, executive chairman of CCMP Capital Advisors, LLC, and current Baker Hughes board member

•	Clarence P. Cazalot, Jr., former executive chairman of Marathon Oil Corporation and current Baker Hughes board member

•	Lynn L. Elsenhans, former chairman and CEO of Sunoco, Inc., and current Baker Hughes board member

•	J. Larry Nichols, chairman emeritus of Devon Energy Corp. and current Baker Hughes board member

•	W. Geoffrey Beattie, chairman and CEO of Generation Capital and current GE board member

•	Jamie Miller, senior vice president, GE, and president and CEO, GE Transportation

•	James Mulva, former chairman and CEO, ConocoPhillips, and current GE board member

•	John Rice, vice chairman, GE, and president and CEO, GE Global Growth Organization

When the transaction closes, Kimberly Ross, chief financial officer, will leave the company, and Brian Worrell, vice president and chief financial officer, GE Oil & Gas, will serve as chief financial officer for Baker Hughes, a GE Company.

Kimberly has been an outstanding business partner to me and the rest of the Executive Leadership Team, making many important contributions to our company. She has been a strong advocate for the GE Oil & Gas combination and remains focused on ensuring that Baker Hughes has as much momentum as possible going into the transaction and that the new company has in place a comprehensive plan for a successful integration.

In conclusion, we are closing in on the end of the first quarter—where optimism for a recovery was tempered by continued concerns about supply and demand. For the second quarter, continue to look hard for opportunities to drive performance no matter where you sit in the organization. I appreciate your efforts. Stay safe.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, on March 29, 2017, the new NYSE listed corporation (Bear Newco, Inc. or "Newco") filed with the SEC a registration statement on Form S-4 containing a preliminary combined proxy statement/prospectus of Newco and Baker Hughes (the "Preliminary Combined Proxy Statement/Prospectus"). The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Newco will file with the SEC a definitive combined proxy statement/prospectus (the "Combined Proxy Statement/Prospectus") and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Preliminary Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes' website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE's proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes' proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains "forward-looking" statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers' business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE's earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue," "target" or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE's and Baker Hughes' reports filed with the SEC, including GE's and Baker Hughes' annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.